First Cash Financial Services, Inc. Direct: 817-505-3142 dougo@firstcash.com

September 14, 2009

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549

Re:

First Cash Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 8, 2009 and August 4, 2009, Respectively
File No. 000-19133

Dear Mr. Owings:

We are in receipt of the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated August 18, 2009 to R. Douglas Orr, Executive Vice President and Chief Financial Officer of First Cash Financial Services, Inc. (the "Company"), regarding the Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 16, 2009 (the "Form 10-K"), (ii) Definitive Proxy Statement on Schedule 14A, filed April 30, 2009 ("Proxy") and (iii) Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009, filed May 8, 2009 and August 4, 2009 (respectively, the "March 10-Q" and the "June 10-Q").

The Staff's comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Short-Term Loan and Credit Services Activities, page 7

1.     Given that you state that the profitability of the Company's short-term operations is dependent upon adequate collection of these returned items, please quantify, by way of percentage or other means, the "significant number" of customer checks that are returned for insufficient funds and the "large percentage" that you subsequently collect from your customers.

Company's Response:

The Company provides an explanation of the accounting for its short-term loan and credit services loss provision in the Critical Accounting Policies in Item 7 of the Form 10-K and discloses its net credit loss provision from combined short-term loan and credit services operations on the face of the income statement. In addition, the net credit loss provision as a percentage of revenues is provided in Item 7 of the Form 10-K in the table of selected operating metrics, and fluctuations of these results are further discussed in the subsequent narrative. You have asked that the Company report the number or percentage of returned items and subsequent redeposits/collections of such. While the Company tracks returned items and re-deposits/collections at a transactional level, the gross amounts and/or percentage of such amounts are not directly relevant to the net credit loss provision, as a single returned item may be re-deposited (either physically or via ACH) and returned for insufficient funds multiple times before it is collected or deemed uncollectible. For example, during the first half of 2009 (six months ending June 30, 2009), total posted returned items related to U.S. short-term loans were $2.3 million, while offsettting redeposits/collections were $1.7 million. As a percentage of U.S. short-term loan revenues, the gross returned check amount was 39%, while redeposits/collections represented a gross offset of 28%. However, after netting the effect of the multiple redeposits and returns of the same checks, the net credit loss on the short-term loan product was only 11% of revenues. Accordingly, we believe that reporting these multiple returns and re-deposits as a percentage of a singular, static revenue amount for each loan does not provide meaningful information to investors. As a result, the Company believes the credit loss information as currently provided is sufficient and the most relevant disclosure of our credit loss provision.

2.     With respect to your CSO program, please quantify by way of percentage or other means the "significant number" of customer checks deposited into the independent lender's account due to insufficient funds in the customers' accounts and the amount you subsequently collect.

Company's Response:

As stated in the previous response, the Company provides an explanation of the accounting for its short-term loan and credit services loss provision in the Critical Accounting Policies section in Item 7 of the Form 10-K and discloses its net credit loss provision from combined short-term loan and credit services operations on the face of the income statement, and the net credit loss provision as a percentage of revenues is provided in Item 7 of the Form 10-K in the table of selected operating metrics, and fluctuations of these results are further discussed in the subsequent narrative. The Company believes, as set forth in our previous response, credit loss information as currently provided is sufficient and the most relevant disclosure of our credit loss provision.

Item 2. Properties, page 21

3.     We note that the leases on your pawn and short-term loan operations expire anywhere from 2009 through 2019. Please state the approximate number of leases that are set to terminate over the next fiscal year and provide your general belief as to the likelihood that you will be able to renew these leases. We note your statement of belief that termination of any particular lease would not have a material adverse effect on the Company's operations; please advise if you believe that the failure to renew the leases set to expire in the next year will have a material impact on your operations.

Company's Response:

As of January 1, 2009, approximately 63 store leases were due to expire during fiscal year 2009. Of these 63 leases due to expire, approximately 58 leases included a provision allowing the Company, at its option, to automatically renew and extend the lease for terms ranging from 3 to 5 years under terms and conditions similar to the expiring lease. As of the date of this letter, management believes that the leases at all 63 stores will have been automatically renewed and extended or replaced with new leases by year-end. In summary, as stated in the Form 10-K, we believe that the termination of any particular lease would not have a material adverse effect on its operations, and for the reasons outlined above, we do not believe that a significant number of individual leases will fail to be successfully renewed or replaced. Accordingly, we believe that our existing disclosures are adequate, although we will add commentary in future filings, if we believe that a significant number of leases expiring in the next fiscal year will not be renewed or extended and that failure to renew/extend such leases will have a potentially material adverse impact on Company operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results, page 25

General

4.     Please expand your discussion to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

  economic or industry-wide factors relevant to your company, and material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note that you discontinued your short-term loan operations in Washington D.C. due to legislation that capped the interest rate that you could charge for these loans. Please identify, to the extent you know, any other jurisdictions in which you operate that maybe close to passing similar legislation, which if enacted, may result in you ceasing your short-term loan operations in that jurisdiction. Please discuss how the cessation of such operations would affect your overall operations and liquidity. Also, in light of the current economic turmoil in the U.S. and Mexico, to the extent material, you should discuss the affect that the current economic turmoil may have on your ability to recoup amounts due on loans that are in default. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company's Response:

We believe that we have identified and discussed the key, material economic factors and regulatory trends potentially affecting the Company's revenues, cash flow, profitability and liquidity throughout the various sections of the Form 10-K filing. We note that Item 7 of our Form 10-K and Item 2 of Forms 10-Q provide charts and commentary regarding fluctuations, in both dollar amounts and percentages, of detailed revenues and customer receivable balances by both product line and geographic region. In addition, in Form 10-K in Item 1A Risk Factors, the Company provides detailed discussion of the challenges and risks associated with specific economic and industry-wide factors such as regulatory trends, competition, sustained deterioration of economic conditions, gold market fluctuations and exchange rate fluctuations. Further discussion and quantification of interest rate, foreign currency and gold price risks is provided in Item 7A of the Form 10-K. Opportunities for the Company's growth and expansion are specifically identified in Item 1 of the Form 10-K where industry trends and the business strategy in both the U.S. and Mexico are discussed.

In regard to specific questions about the effect of regulatory changes affecting the short-term loan and credit services products, the Company notes that the potential impact of governmental regulatory risks are discussed and quantified in significant detail in Item 1 of the Form 10-K. For example, when discussing potential negative legislative proposals in Texas under the subsection titled "U.S. State and Local Regulations" of the Form 10-K, we stated that enactment of such legislation "would have a material adverse impact on the revenue and profitability of the Company, as the Company derived approximately $43.6 million in revenue, which is 13% of total revenue, from its credit services product in Texas." The regulatory discussion was further updated in our June 10-Q, where the Company noted in the subsection titled "Regulatory Developments" under Item 2, "Subsequent to the filing of the Form 10-K, legislation affecting the short-term/payday loan products in the states of Washington and South Carolina has been enacted. When this legislation becomes effective in late 2009 and/or 2010, it is likely to further restrict consumer access to short-term/payday loan products, which would have a negative impact on the Company's short-term loan revenue in these markets. For the trailing twelve months ended June 30, 2009, the Company realized pre-tax store-level net income related to short-term/payday loan products in these states of approximately $340,000, which the Company does not consider to be significant."

With regard to the specific question regarding the Company's ability to recoup amounts due on loans in default, we believe that this risk has been and remains limited. The Company's pawn loans receivable, which represented 88% of total customer loans receivable on the balance sheet at December 31, 2008, are fully collaterized by the borrowers' personal property, which we hold in our pawn stores. Non-performing pawn loans are satisfied within approximately 14 to 30 days past the due date through the forfeiture of the pawn collateral, which is transferred into inventory at a cost equal to the loan amount being satisfied. As the typical loan amount on a pawn is only 40% to 60% of the estimated selling price of the collateral, we believe that we have limited risk of loss from non-performing loans, which is substantiated by the fact that sales margins on the sale of forfeited collateral consistently exceed 40%. The credit risk associated with the $5.9 million of short-term loans on the balance sheet and the $12.9 million of CSO loans held by third parties is limited as well. These loans have extremely short durations, with terms that typically range from 7 to 30 days in length. As described in our Critical Accounting Policies under Item 7 of the Form 10-K, past due short-term loans are considered to be immediately in default and are written off, leaving only active loans in the reported balance. Historically, the percentage of these loans that are ultimately non-performing is approximately 4% to 5%. At December 31, 2008, we carried reserves and accruals, as reported in the MD&A section of the Form 10-K, which were consistent with these historical exposures. We further note that as reported in the 2009 filings on Form 10-Q, that the credit loss experienced on the loans and credit services products actually improved in the first half of 2009, as compared to 2008. In summary, while the Staff raises a logical question about the potential for loans being in default, the reality for the Company and the industry in general, has been that credit loss exposures for pawn, short-term loan and credit services products remain limited and relatively unaffected by recent economic trends.

We further add that since the date of our Form 10-K filing, and as reported in subsequent Form 10-Q filings, the Company has not experienced a material negative impact on revenue or profitability from the current global economic turmoil. In short, the Company's business model appears to be generally less impacted by such macro-economic factors. To the extent we begin to see a material negative impact on our operations as a result of the current global economic turmoil in particular, or our ability to recoup amounts due on loans that are in default secondarily, we will expand our disclosures accordingly in future filings.

In light of the Staff's comment, the Company will add in future filings specific references to the topics/risks outlined above, either as expanded discussions or through direct references to other relevant sections of the Form 10-K.

Liquidity and Capital Resources, page 38

5.     We note that you intend to continue expansion primarily through new store openings. We further note your indication that "the majority of capital expenditures, working capital requirements and start-up losses related to this expansion are expected to be funded through operating cash flows and the credit facilities." Please revise to quantify how much you will need in order to proceed with your expansion plans this fiscal year and how much you spent last fiscal year. Also, as you indicate that ''the majority" of such costs will come from the 2 sources you mention, please disclose the source(s) of any remaining costs. Refer to Item 303(a)(2) of Regulation S-K.

Company's Response:

The Company recorded capital expenditures of approximately $10 million related to new store openings in fiscal year 2008, and it expects to spend approximately $13 to $15 million on new store openings in fiscal year 2009. At the same time, the Company's cash flows and liquidity to fund this expansion included net cash flows from operating activities of $57.5 million for the fiscal year ended December 31, 2008 and $67.2 million for the trailing twelve months ended June 30, 2009. In addition, the Company had $21.5 million available under its existing credit facilities at December 31, 2008 and $46.5 million available at June 30, 2009. As the Company had more than sufficient cash flows and liquidity available from either of these two sources to fund new store openings, management believes, and believed at the time of the filing of the Form 10-K, that quantification of the amounts required to proceed with store expansion plans was not material or meaningful to investors, and that the liquidity disclosures in the Form 10-K as well as the Forms 10-Q provide the most meaningful disclosure. Other sources of funding expansion, which are primarily proceeds from exercises of stock options and related tax benefits, are immaterial in comparison to operating cash flows and amounts available under the line credit. In future filings, based on the Staff's comment, the Company will in its discussion of expansion through new store openings quantify the material sources of cash that will be used to fund the new store openings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 44

6.     We note that your operations face market risk from the potential change in interest rates, foreign exchange rates, and gold prices. Please discuss how you manage, if at all, your exposure to these risks. Please refer to Item 305(b) of Regulation S-K.

Company's Response:

We believe that the detailed discussions provided in the Form 10-K, including Item 7A, adequately describe how the Company assesses and manages exposure to these risks. In Item 7A, under the subsection "Interest Rate Risk," it states, "The Company is potentially exposed to market risk in the form of interest rate risk in regard to its long-term line of credit and notes payable." The discussion continues on to quantify the impact of a 1% change in interest rates. The Company believes such risk is not material to the liquidity of the Company. Under the subsection "Foreign Currency Risk," it states that, "The Company bears certain exchange risks from its operations in Mexico," which is quantified in detail in that subsection. The discussion also states that such risks are not managed through financial hedging or speculative transactions. We also believe that the discussion in the subsection "Gold Price Risk" makes it clear that the Company would be impacted by a significant and sustained decline in the price of gold and details the various potential impacts and mitigating factors related to this risk.

While we believe our disclosures as presented in the Form 10-K are adequate under the requirement of Item 305(b) of Regulation S-K, in consideration of the Staff's comment, the Company intends to expand its future disclosures to affirmatively state, if applicable, that the Company does not utilize any financial instruments for the purpose of mitigating specific risks, and to add additional discussion about operational practices and natural hedges, if any, that mitigate these risks.

Item 9A. Disclosure Controls and Procedures, page 45

Evaluation of Disclosure Controls and Procedures, page 45

7.     In the final sentence of the third paragraph in this section it states "financial controls" rather than "disclosure controls." In future filings, please state "disclosure controls" rather than "financial controls" when stating your management's conclusion regarding the effectiveness of your disclosure controls and procedures. Please confirm your understanding in this regard.

Company's Response:

The Company confirms its understanding of the Staff's comment, and we will revise our management's conclusion regarding the effectiveness of disclosure controls and procedures in future filings.

Management's Report on Internal Control Over Financial Reporting, page 45

8.     We note that your management "believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective..." Please confirm that your management "concluded" that your internal controls over financial reporting were effective as of December 31, 2008. In future filings please provide the conclusion of your management regarding the effectiveness of your internal controls over financial reporting, rather than their belief as to the effectiveness of your internal controls over financial reporting. Please confirm your understanding in this regard.

Company's Response:

We confirm our management concluded that our internal controls over financial reporting were effective as of December 31, 2008. We will also revise our management's conclusion regarding the effectiveness of our financial controls and procedures in future filings.

Exhibits and Financial Statements Schedules, page 48

Rule 13(a)-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

9.     The certification required by Exchange Act Rule 13a-14(a) that you filed as an exhibit to your Form 10-K for the fiscal year ended December 31, 2008 and the fiscal quarter ended March 31, 2009 varies from the exact language of Item 601(b)(31) of Regulation S-K. For example, you excluded the language in the parenthetical in paragraph 4. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please confirm your understanding in this regard and revise.

Company's Response:

We confirm our understanding of the Staff's comment, and our certifications in future filings will appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.

Signatures, page 50

10.     Your Form 10-K is not signed as provided in the Form. In this regard, it appears that Mr. Orr signed on behalf of the registrant, but did not sign as your principal financial and accounting officer. In this regard, please confirm that Mr. Orr signed your Form 10-K in his capacity as your principal financial and accounting officer. Also, in future filings please ensure that your principal executive, financial and accounting officer sign in their capacities as such. Please see Form 10-K and General Instruction D.(2) to Form 10-K.

Company's Response:

We confirm that Mr. Orr signed our Form 10-K in his capacity as our principal financial and accounting officer. The Company will in future filings ensure that the Company's principal executive, financial, and accounting officer sign in their capacities as such.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Base Salary, page 12

11.      We note your indication under "Other Items" that your Compensation Committee has not conducted a formal compensation benchmarking study. However, you also state that you have set various elements of your compensation at competitive levels. Revise your disclosure to explain how you have determined that such amounts are competitive if you haven't engaged in benchmarking. For example, you state here that base salary levels "are set generally to be competitive in relation to the salary levels of executive officers in other companies within the specialty consumer finance industry or other companies of comparable size..." See Item 402(b)(2) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Company's Response:

The Compensation Committee's determination of base salaries for the Company's executive officers is based on the general business experience of its members and their belief that the Company's compensation is competitive and reasonable based on such general business experience. The Compensation Committee does not have a program to review base salaries of executive officers at other companies as part of this determination. The reference in our disclosure to "the salary levels of executive officers in other companies within the specialty consumer finance industry or other companies of comparable size, growth, performance and complexity, taking into consideration the executive officer's position, responsibility and need for special expertise" was intended to refer, in a general way, to the Compensation Committee's belief that base salaries of the executive officers are competitive and reasonable; it was not intended to indicate that the Compensation Committee considers base salaries of executive officers at other companies.

To clarify that the Company does not consider base salaries of executive officers at other companies, we propose a further revision to our future disclosure. The proposed revised disclosure, marked to show changes from the Company's most recent proxy statement, is set forth below:

Base Salary - The Company offers what it believes to be competitive base salaries to its named executive officers. The base salary must be sufficient to attract talented executives and provide a secure base of cash compensation. In addition, base salary levels for the Company's executive officers are set at levels the Compensation Committee believes to be, based on its general business experience, ~~generally to be~~ competitive in relation to the salary levels of executive officers in other companies within the specialty consumer finance industry ~~or~~ and other companies of comparable size, growth, performance and complexity, taking into consideration the executive officer's position, responsibility and need for special expertise. In making decisions as to the base salaries of the Company's executive officers, the Compensation Committee does not engage in benchmarking by using specific compensation data about other companies as a reference point. Annual salary increases, typically determined in January of each year, are not assured and adjustments to base salary compensation take into account subjective factors such as the executive's performance during the prior year, responsibilities, and experience. In 2008, the average salary increase for the named executive officers was 2.3%.

12.      We note that your Compensation Committee sets the salary of your executives based, in part, on your subjective assessment of the executive's performance during the prior fiscal year. Please discuss specific elements of individual performance that the Compensation Committee considered when making their subjective assessment of each executive's performance during the past fiscal year. Please see Item 402(b)(2)(vii) of Regulation S-K.

Company's Response:

Historically, the Compensation Committee has evaluated individual performance based on leadership performance, contribution to the officer group, overall operational and customer performance, continuous operational improvements and other appropriate operating measures. Individual performance is evaluated after the end of the fiscal year.  The Compensation Committee analyzes the total mix of available information in determining annual incentive awards on a qualitative, and not strictly quantitative, basis.  When a specific factor (such as achievement of a specified goal) can be identified as having had a material effect on compensation decisions, the Company will disclose that factor and its effect on compensation in future filings.

Short-Term Incentive Compensation, page 12

Annual Cash Bonuses, page 12

13.      We note your disclosure that the amount paid to each executive officer under your Annual Cash Bonus program reflects corporate performance and the individual executive's performance. We also note that your target bonus payments range from 20% to 200% of the executive's salary. To the extent that the amount of each payment is based upon pre-defined performance targets, please disclose those targets and discuss how you calculate the amount to be paid as well as how you arrive at the range of payments. To the extent that the amount of each payment is discretionary, please discuss in greater detail the elements of corporate performance and the individual executive officer's performance that the Compensation Committee considered in setting each 2008 bonus payment.

Company's Response:

As stated in response 12 above, the Compensation Committee has established performance goals that are specifically tailored for each executive officer. In determining bonus amounts, the Compensation Committee gives consideration to the achievement of the personal goals of the individual and of the goals of the Company. The Compensation Committee, in consultation with management, reviewed each individual's achievements and overall contribution to the Company's 2008 results in determining bonus payment amounts. The bonuses were subjectively decided by the Compensation Committee for executive officers while being mindful of the Company's performance. The Company will, in future filings, disclose target and performance elements, along with discretionary awards, to the extent such elements are material and do not compromise the Company from a competitive standpoint.

Executive Incentive Performance Plan, page 13

14.      Please explain why only your Chief Executive Officer appears to be eligible for compensation under this plan.

Company's Response:

Participation in the Executive Incentive Performance Plan (the "Performance Plan") is entirely discretionary. The Company's Compensation Committee determines each year the executive officers who will participate in the Performance Plan. The Compensation Committee determined that the Chief Executive Officer would be the only executive officer to participate in the Performance Plan during fiscal year 2008.

15.      We note that your Chief Executive Officer has the potential to receive annual incentive compensation based upon the achievement of certain performance goals set by the Compensation Committee. We also note that the Chief Executive Officer did not receive a payment under this plan for the year ended December 31, 2008. Please expand your disclosure to discuss in more detail your Executive Incentive Performance Plan. In particular, please discuss the performance goals that your Chief Executive officer had to achieve in 2008 to receive payment under the plan, including a quantitative discussion of any specific targets and why the Chief Executive Officer did not receive a payment for the year ended December 31, 2008. Also, please disclose the targets or, to the extent you believe disclosure of the targets are not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please also discuss any discretion that you can exercise in granting an award under this plan absent of the attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Company's Response:

The performance goals established by the Compensation Committee have typically been based upon net income from continuing operations and earnings per share from continuing operations. At the time the performance goals are determined, or at any time prior to the final determination of annual performance incentive compensation, the Compensation Committee may adjust the performance goals to reflect the impact of specified corporate transactions (such as a stock-split or stock dividend), special charges, foreign currency effects, accounting or tax law changes and other extraordinary or nonrecurring events. In addition, the Compensation Committee retains the sole discretion to decrease, but not increase, the amount of any performance award that would otherwise be payable pursuant to the terms of the Performance Plan.

During the fiscal year 2008, the performance measures included net income and diluted earnings per share, with targets of $37.7 million for net income from continuing operations and $1.20 for earnings per share from continuing operations. Each performance measure was weighted 50%. Actual fiscal 2008 net income from continuing operations and earnings per share from continuing operations were $38.1 million and $1.26, respectively. During fiscal 2008, the Company incurred non-recurring charges, related primarily to the disposal of the Auto Master business unit, which was accounted for as a discontinued operation, of $59.7 million or $1.97 per share. After consideration of the loss from discontinued operations, the Compensation Committee, at its sole discretion, determined that while the net income and earnings per share performance measures were satisfied, no award would be paid to the Chief Executive Officer under the terms of the Performance Plan.

As the Chief Executive Officer did not earn an award under the Performance Plan (as disclosed in the Summary Compensation Table of the Proxy), the Company believes, and believed at the time of the filing of the Proxy, that a quantitative discussion of the performance targets for the Chief Executive Officer was not necessary or meaningful to the investors. In light of the Staff's comment, and to the extent it will not cause competitive harm, the Company will include in future filings a discussion of the performance goals that participants in the Performance Plan must achieve to receive payment under the plan, including a quantitative discussion of any specific targets. The Company will also disclose in future filings its discretion for granting awards under the Performance Plan.

16.      Please revise your Grants of Plan-Based Awards table, as appropriate, to disclose the potential payout that your Chief Executive Officer could have received if he satisfied the threshold, target, or maximum performance goals of the Executive Incentive Performance Plan or advise why you are not required to do so. Please see Item 402(d) of Regulation S-K.

Company's Response:

The Company believes that information requested to be provided in the Grants of Plan-Based Awards table is adequately described in the narrative of the Executive Compensation section of the Proxy. Specifically, the narrative in this section states the Chief Executive Officer is the only officer participating in the Performance Plan, that the range of awards can range from 0% to 100% of the maximum award and that the Chief Executive Officer did not receive an award in fiscal 2008 under this plan. However, in light of the Staff's comment, the Company agrees to revise the format of its Grants of Plan-Based Awards table in future Proxy filings to include threshold, target, or maximum performance goals of the Performance Plan. The disclosure for fiscal year 2008 is set forth below. Pursuant to the Staff's Compliance & Disclosure Interpretations dated August 14, 2009 of Regulation S-K, since the determination as to whether our Chief Executive Officer qualified for an award was made in the same year the award could have been earned (as disclosed in the Summary Compensation Table), the heading over columns "Threshold," "Target," and "Maximum" has been changed to "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards."

Grants of Plan-Based Awards for Fiscal Year 2008 - The following table provides information regarding the Company's grant of an option to Mr. Coffman as an incentive to join the Company and the estimated possible payout to Mr. Wessel under the Company's Executive Incentive Performance Plan. Except as set forth below, there were no other grants of equity or non-equity awards to named executive officers during 2008.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards $
		Threshold ($)	Target ($)	Maximum ($)

Rick L. Wessel	-	(1)	$700,000	(1)	-	-	-

Stephen O. Coffman	03/24/08	-	-	-	100,000 (2)	10.00	-

(1)

Under the Executive Incentive Performance Plan, a maximum performance award (target) is established for the participants, of which each participant can earn from 0% to 100% of the target. The Plan does not set forth a threshold award, and the maximum award available is equal to 100% of the target award. As set forth in the Summary Compensation Table, Mr. Wessel did not receive a cash award in 2008 under the Plan.

(2)

Award comprised of an option to purchase shares of Common Stock which will vest and become exercisable as follows:  20,000 shares on March 18, 2009, 20,000 shares on March 18, 2010, 20,000 shares on March 18, 2011, 20,000 shares on March 18, 2012 and 20,000 shares on March 18, 2013.

Long-Term Incentive Compensation, page 13

17.      We note that, in general, you did not make any equity awards to your named executives in 2008 because of the size and structure of the awards you made in 2005. Please discuss what about the structure and size of the awards you made in 2005 led you to conclude not to issue any additional equity awards to your key executives in 2008.

Company's Response:

As described in the Company's Proxy for the year ended December 31, 2005, the Company issued options to named executive officers to purchase 2,240,000 shares of common stock under its existing stock option plans. These options were issued in layers to each recipient with split-adjusted exercise prices for the layers ranging from $12.50 to $20.00. While all of the options granted to named executive officers in 2005 were fully-vested as of the date of grant, the exercise prices for these options exceeded the market price at that date of grant by a premium ranging from 0% to 60%, with a weighted-average premium for such grants of 26%. Given the significant average premium of the exercise price over grant-date price for these options awards, the Company believed, at the time of grant, and continues to believe, that the terms and conditions of these option grants provide meaningful long-term performance-based incentives for the management team. The material terms, conditions and nature of these grants were disclosed and discussed in the Proxy and Form 10-K filings for the year ended December 31, 2005, and the Company considers such previous disclosures to be adequate with regard to this matter.

Summary Compensation Table, page 14

18.      Please tell us why you determined it was appropriate for you to list the compensation paid to Phillip E. Powell under the All Other Compensation column of your Summary Compensation Table rather than your salary column.

Company's Response:

Mr. Powell's compensation for 2008 consisted of $600,000 paid as fees under a consulting agreement. The Company believed that since the fees paid to Mr. Phillip Powell did not constitute "salary," the appropriate disclosure would be to report the consulting fees paid to Mr. Powell in the "All Other Compensation" column of the Summary Compensation Table. This is consistent with the detailed disclosure of Mr. Powell's consulting agreement in the Proxy under the subjection "Consulting Agreement" in the Section titled "Executive Compensation."

19.      Please describe your methodology for computing the aggregate incremental cost of Phillip E. Powell's and Rick L. Wessel's use of the corporate aircraft. Please see instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Company's Response:

We believe that the methodology for the aggregate incremental cost for use of the corporate aircraft is properly disclosed in Footnote (2) of Summary Compensation Table. In this note, the Company states, "The incremental cost of the personal use of the corporate aircraft was determined on a per flight and/or hours used basis based on variable costs associated with personal flight activity. The variable costs used in the calculation included fuel, crew compensation and travel, certain maintenance and repair expenses, landing/parking and supplies."

20.      We note the change-of control payments that are applicable to certain of your named executive officers. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See section VI of the Securities Act Release 33-8732A.

Company's Response:

The Company will consider this guidance when preparing its next proxy statement.

Review, Approval, or Ratification of Transactions with Related Persons, page 21

21.      Please revise this section to provide additional information regarding your policies and procedures relating to the review and approval of transactions with related persons, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate the factors you consider when assessing whether or not to approve a related party transaction and whether these policies and procedures are in writing and if not, how your policies and procedures are evidenced.

Company's Response:

The Company's Audit Committee is responsible for reviewing and approving all related party transactions involving the Company and any director, executive officer, or immediate family member thereof. The Company does not have a formal written policy that sets forth its policies and procedures with respect to reviewing a related party transaction, but does follow applicable law in reviewing the terms of any such related party transaction.  The Board of Directors will not approve any transaction unless the transaction has terms reasonably expected to benefit the Company and is no less favorable to the Company than if the related person transaction was with an unrelated party.  The Company will include this disclosure in future filings to reflect the foregoing.

The proposed revised disclosure, marked to show changes from the Company's most recent proxy statement, is set forth below:

During our fiscal year ended December 31, 2008, the Company had an informal policy for the review of transactions in which the Company was a participant, and in which any of the Company's directors or executive officers, or their immediate family members, had a direct or indirect material interest.   While the Company does not have a written policy, ~~P~~pursuant to our Audit Committee Charter, our Audit Committee reviews proposed related party transactions and makes recommendations to the Board of Directors regarding approval or rejection of related party transactions.  Our Board of Directors ~~generally~~ reviews the recommendation of the Audit Committee and then ~~and~~ approves all related party transactions prior to us entering into the transaction.  Any such related party transaction is evaluated to determine whether such transaction is for the benefit of the Company and upon terms no less favorable to the Company than if the related party transaction was with an unrelated party. The Company had no transactions, nor are there any currently proposed transactions, in which the Company was or is to be a participant where any director, executive officer or any of their immediate family members had a material direct or indirect interest reportable under applicable SEC rules or that required approval of the Board of Directors under the Company's related party transaction policy.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission's staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3142.

Sincerely,

/s/ R. Douglas Orr

R. Douglas Orr
Principal Financial & Accounting Officer

cc: Robert W. Errett, SEC Staff Attorney